Exhibit 99.1

September 15, 2016

Liberty Media Corporation to Present at 25th Annual Goldman Sachs Communacopia Conference

ENGLEWOOD, Colo.--(BUSINESS WIRE)-- Liberty Media Corporation (Nasdaq: LSXMA, LSXMB, LSXMK, BATRA, BATRK, LMCA, LMCK) announced that Greg Maffei, President and CEO of Liberty Media Corporation, will be presenting at the 25th Annual Goldman Sachs Communacopia Conference on Thursday,  September 22nd at 11:20  a.m., E.T. at the Conrad Hotel in New York, New York.  During his presentation, Mr. Maffei may make observations regarding the company's financial performance and outlook and the proposed acquisition of Formula One.

The presentation will be broadcast live via the Internet. All interested persons should visit the Liberty Media Corporation website at http://www.libertymedia.com/events to register for the webcast.  An archive of the webcast will also be available on this website for one year after appropriate filings have been made with the SEC.

About Liberty Media Corporation

Liberty Media Corporation operates and owns interests in a broad range of media, communications and entertainment businesses.  Those businesses are attributed to three tracking stock groups: the Liberty SiriusXM Group, the Liberty Braves Group and the Liberty Media Group.  The businesses and assets attributed to the Liberty SiriusXM Group (Nasdaq: LSXMA, LSXMB, LSXMK) include our interest in SiriusXM.  The businesses and assets attributed to the Liberty Braves Group (Nasdaq: BATRA, BATRK) include our subsidiary Braves Holdings, LLC.  The businesses and assets attributed to the Liberty Media Group (Nasdaq: LMCA, LMCK) consist of all of Liberty Media Corporation's businesses and assets other than those attributed to the Liberty SiriusXM Group and the Liberty Braves Group, including its interests in Live Nation Entertainment and Formula One, and minority equity investments in Time Warner Inc. and Viacom.

Additional Information

Nothing in this press release shall constitute a solicitation to buy or an offer to sell shares of Liberty Media Corporation’s (“Liberty”) Series C Liberty Media common stock or any other series of its common stock.  Liberty stockholders and other investors are urged to read the proxy statement to be filed with the SEC because it will contain important information relating to the proposed acquisition of Formula One.  Copies of Liberty’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov).  Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Investor Relations, (720) 875-5420.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of any proposals relating to the proposed acquisition of Formula One.  Information regarding the directors and executive officers of

Liberty and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials regarding the foregoing to be filed with the SEC.

Liberty Media Corporation
Courtnee Chun, 720-875-5420

Source: Liberty Media Corporation